Exhibit 99.2

FORM OF

LETTER TO STOCKHOLDERS WHO ARE RECORDHOLDERS

FORBES ENERGY SERVICES LTD.

Rights to Purchase 5.00% Subordinated Convertible PIK Notes due 2020

Distributed to Stockholders of Forbes Energy Services Ltd.

[•], 2019

Dear Stockholder:

This letter is being distributed by Forbes Energy Services Ltd. (“Forbes”) to all holders of record (the “Recordholders”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York Time, on January 22, 2019 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase 5.00% subordinated convertible PIK notes due 2020 (the “Notes”). The Rights and Notes are described in the prospectus dated [•], 2019 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Forbes is offering up to an aggregate of $54,392,400 principal amount of Notes in minimum denominations and integral multiples of $100 (the “Subscription Price”), as described in the Prospectus.

The Rights will expire if not exercised prior to 5:00 p.m., New York Time, on February 28, 2019, unless extended (the “Expiration Time”). The Rights will cease to have any value at the Expiration Time.

As described in the accompanying Prospectus, you are entitled to one Right for each ten shares of Common Stock owned at 5:00 p.m., New York Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the “Rights Certificate”). Each Right entitles you to purchase $100 principal amount of Notes at the Subscription Price (the “Basic Subscription Right”).

Stockholders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional principal amount of Notes that remain unsubscribed as a result of unexercised Basic Subscription Rights, subject to proration as described in the Prospectus, (the “Over-Subscription Privilege”). The Backstop Providers (as defined in the Prospectus) will only participate in the Over-Subscription Privilege to the extent the other stockholders do not subscribe for and purchase all of the available Notes in the Over-Subscription Privilege, and then only to such amount as will result in gross proceeds to the Company sufficient to repay all outstanding obligations in respect of the Bridge Loan (as defined in the Prospectus). You must fully exercise your Basic Subscription Right to be entitled to purchase Notes pursuant to the Over-Subscription Privilege.

Any excess subscription payments received (including payments related to exercise of Basic Subscription Rights and payments related to the Over-Subscription Privilege) by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.

Enclosed are copies of the following documents:

(1) Prospectus;

(2) Rights Certificate; and

(3) Instructions for the Use of Forbes Energy Services Ltd. Rights Certificates.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it to the Subscription Agent, with payment in full of the Subscription Price for (i) the principal amount of Notes subscribed for pursuant to the Basic Subscription Right, as indicated in the Prospectus, and (ii) for any additional principal amount of Notes which you desire to acquire pursuant to the Over-Subscription Privilege in each case to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. You cannot revoke the exercise of your Rights. Rights not exercised prior to the Expiration Time will expire.

If you receive this letter as a recordholder but your shares are held by your broker, dealer, banks or other nominees then please contact and then forward this information to such person along with a completed Beneficial Owner Election Form indicating your directions regarding exercise of the Rights Certificate and with your applicable funds required to exercise your Rights.

Additional copies of the enclosed materials may be obtained from the Subscription Agent, American Stock Transfer & Trust Company, LLC. The Subscription Agent’s telephone number is 718-921-8317. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent, D.F. King & Co. Inc. The Information Agent’s telephone number is 866-406-2285 and its email address is flss@dfking.com.

Very truly yours,

Forbes Energy Services Ltd.

L. Melvin Cooper

Senior Vice President, Chief Financial Officer

and Secretary

NOTICE TO HOLDERS IN ARIZONA:

The aggregate principal amount of Notes that may be subscribed for pursuant to Rights held by Arizona residents other than certain institutional investors pursuant to this Rights Offering is limited to $500,000. Therefore, if the Subscription Agent receives exercise documentation that otherwise would require Forbes to issue to Arizona residents who are not eligible institutional investors more than $500,000 in aggregate principal amount, Forbes will issue to all such exercising stockholders their pro rata portion of such aggregate principal amount of Notes and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the expiration date of this Rights Offering. Brokers, dealers, banks and other nominees exercising rights on behalf of beneficial owners in Arizona are required to make representations as to the principal amount of Underlying Notes subscribed for by Arizona residents that are not a bank, a savings institution, a trust company, an insurance company, an investment company as defined in the Investment Company Act of 1940, a pension or profit sharing trust or other financial institution or institutional buyer or a dealer.